Exhibit 99.3

Yulong Completes Millennium Sapphire Acquisition

PINGDINGSHAN, China, Oct. 16, 2018 (GLOBE NEWSWIRE) -- Yulong Eco-Materials Limited (Nasdaq CM: YECO) today announced that it has completed the acquisition of the Millennium Sapphire “MS”.  Yulong announced on August 22, 2018 that it had signed a Sale and Purchase Agreement to acquire the Millennium Sapphire for US$50 million. The acquisition was acquired via the issuance of 25 million YECO restricted shares valued at $2.00 per share.

The Closing was contingent upon obtaining YECO shareholder and NASDAQ approval. YECO shareholders voted on September 3rd as disclosed in its 6K filing to approve the acquisition along with changing the name of the corporation to Millennium Enterprises Limited.

CEO Hoi Ming Chan said, “We are extremely pleased to have completed the purchase of this undervalued world class asset for $50 million. The most recent appraisal for the MS (September, 2018) was US$60 to $90 million. World wide news headlines of the then unnamed rough sapphire purported the value between $90 to $500 million in 1996 when it was discovered.”

Yulong is now in the process of the sale and spin off its China businesses in order to devote all it’s resources to the MS business. The Company plans to relocate its headquarters to New York this month and replace its officers and directors in order to manage and develop the new MS business.  The Company will submit the application change its name after the sale of the China business.

CEO Hoi Ming Chan said, “We are extremely pleased to have completed the purchase of this world class, under valued asset. By spinning off the China businesses, we will divest ourselves of all the China assets and all the debts of the previous business. We will then move forward with the MS business debt free,”

About the Millennium Sapphire

The Millennium Sapphire is widely considered an icon in world of art and gems. It is one of the most documented gemstones of modern times. Since its discovery in Madagascar in 1995, this remarkable blue gem has appeared on CNN, BBC, NBC, FOX and numerous other television networks around the world. It has been written about in virtually every major newspaper and has been the subject of articles published in dozens of magazines, such as Forbes, Wall Street Journal and others.

Independent gemological laboratory reports on the Millennium Sapphire include The Gemological Institute of America (GIA), Gubelin Gemological Laboratory, Switzerland, and the Asian Institute of Gemological Sciences (AIGS), Thailand. Additionally, the Millennium Sapphire was recognized in 2001 in the Guinness Book of records as the largest carved sapphire in the world at 61,500 carats.

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Numerous world-renowned gemologists have commented extensively on the Millennium Sapphire. “This crystal is the largest single piece of gem quality sapphire that I know of. It is very rare to see such a large piece of such good color,” said Marcus McCallum, FGA, London. Garry Du Toit, now with the GIA, Bangkok said, “It is definitely gem grade sapphire, a fine gem blue color. Other famous blue sapphires can not compare in terms of size, weight and quite possibly color”. And finally, Christian Dunaigre, formerly with the Gubelin Gemological Laboratory, Switzerland said, “This sapphire is everyone’s dream”.

In their report of 13 November 2000, Gubelin staff members Christopher P. Smith and Nicole Surdez commented: The Millennium Sapphire was an “ornately carved gem” and a “striking art object”.

The Millennium Sapphire was a multi-year design and carving project directed by Italian artist and designer Alessio Boschi. Boschi’s designs have been widely published and his art displayed in internationally respected venues such as the Metropolitan Museum of Art, New York, and he has won several international jewelry design competitions in Hong Kong, New York, Beijing, Madrid and London, including awards sponsored by Chopard and Charles Perroud S.A.

Boschi’s inspiration for the Millennium Sapphire was to sculpt a tribute to the creative genius of humanity. Starting from a base of human figures supporting the four doors of air, water, earth and fire, the sapphire takes us on an upward winding spiral helix through history depicting over 134 figures representing the high points of man’s achievements over the last 5000 years including the Pyramids of Giza, Confucius, Archimedes, the Great Wall of China, Julius Caesar, Mayan hieroglyphic writing, Leonardo da Vinci, Christopher Columbus, Michelangelo, Galileo, Newton, Bach, Mozart, Beethoven, Benjamin Franklin, Pasteur, Monet, Edison, Einstein, Charlie Chaplin, Louis Armstrong, Gandhi, Neil Armstrong, Mother Teresa and a host of others.

The Sapphire Sea, by John Robinson, a fictional novel, published in November 2003 was inspired by the discovery of the then unnamed Millennium Sapphire.

About the Millennium Sapphire business

YECO plans to take the Millennium Sapphire on a tour of museums around the world as well as to develop documentaries and include it in the plots of feature films. The Company will develop games around its museum tours, much in the same manner as the Pokemon Go craze and other virtual games. CEO Hoi Ming Chan said, “We will develop the business and cash flows of the Millennium Sapphire through games, branding and licensing along with royalties and ticket sales through major museums worldwide. We will retain some of the top art and promotions experts globally to develop and manage this once in a lifetime opportunity.”

About Yulong Eco-Materials

Yulong is a vertically integrated manufacturer of eco-friendly building products and a construction waste management company located in the city of Pingdingshan in Henan Province, China. The company is currently Pingdingshan’s leading producer of fly-ash bricks and concrete as well as the exclusive provider of construction waste management services in parts of Pingdingshan and Shangqiu.

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Forward-Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. The words or phrases “plans,” “would be,” “will allow,” “intends to,” “may result,” “are expected to,” “will continue,” “anticipates,” “expects,” “estimate,” “project,” “indicate,” “could,” “potentially,” “should,” “believe,” “think,” “considers” or similar expressions are intended to identify “forward-looking statements.” These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

YECO has 27.41 million shares issued and outstanding with a float of 1,012,375 shares. No options or warrants.

Contact:  Jason Chan, CFO
Head office Tel  +86-375-8888988

Contact Dennis Burns. Investor Relations. Tel 877-561-8101
dburns@nvestrain.com

For more information on the Millennium Sapphire please visit:
www.millenniumsapphire.com
Facebook: millennium sapphire

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